Exhibit 1

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

In re Oi S.A. et al.,[1] Debtors in a Foreign Proceeding.	) Case No. 16-11791(SHL) ) (JointlyAdministered) ) ) Chapter15 ) )

ORDER (I) GRANTING FULL FORCE AND EFFECT IN THE UNITED STATES TO THE BRAZILIAN REORGANIZATION PLAN AND (II) GRANTING RELATED RELIEF

Upon consideration of the Motion2 of the Petitioner, Antonio Reinaldo Rabelo Filho, in his capacity as the duly-authorized foreign representative of the jointly administered judicial reorganization (recuperação judicial or “RJ”) proceeding (the “Brazilian RJ Proceeding”) pending before the Seventh Business Court of Rio de Janeiro (the 7a Vara Empresarial do Rio de Janeiro or “Brazilian RJ Court”), pursuant to Federal Law No. 11.101 of June 9, 2005 (the “Brazilian Bankruptcy Law”) of the Federative Republic of Brazil (“Brazil”), in respect of each of the Chapter 15 Debtors, for entry of an Order (this “Order”) after notice and a hearing, for the permanent injunctive and related relief described below, (i) giving full force and effect and granting comity in the United States to the Chapter 15 Debtors’ plan of restructuring (together with all its exhibits, annexes and schedules and in the form that, pursuant  to  any  modifications  and  clarifications  effective  under  Brazilian  law,  is  valid and

1                      The debtors in these Chapter 15 proceedings and the identifying four digits of the tax identification number of each are: Oi S.A. (in judicial reorganization) (“Oi”) (5.764), Telemar Norte Leste S.A. (in judicial reorganization) (“Telemar”) (0.118), Oi Brasil Holdings Coöperatief U.A. (in judicial reorganization) (“Coop”) (8518), and Oi Móvel S.A. (in judicial reorganization) (“Móvel”) (3.963) (collectively, the “Chapter 15 Debtors”). Three affiliates of Oi—Portugal Telecom International Finance B.V. (“PTIF”), Copart 4 Participações S.A. (“Copart 4”), and Copart 5 Participações S.A. (“Copart 5”) (collectively with the Chapter 15 Debtors, the “Brazilian RJ Debtors”)—are also debtors in the Brazilian RJ Proceeding (as defined below), but are not debtors in these Chapter 15 proceedings.

2                      Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Motion.

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enforceable as a matter of Brazilian Law, the “RJ Plan”), and the January 8, 2017 order of the Brazilian RJ Court (in the form of Exhibit C to the Supporting Factual Declaration, or as may be modified pursuant to Brazilian law, the “Brazilian Confirmation Order”) in respect of the Chapter 15 Debtors and (ii) declaring that the offer and sale (or deemed offer and sale) of the RJ Plan Securities and Warrant Shares and, as applicable, the offer and resale of the RJ Plan Securities and Warrant Shares by the holders thereof, are, in each case, exempt from the Registration Requirements pursuant to section 1145 of the Bankruptcy Code, except to the extent that any holder thereof is deemed to be an “underwriter” as defined in section 1145(b) of the Bankruptcy Code in respect of the RJ Plan Securities; and this Court having reviewed the Motion and the statements of counsel with respect to the Motion at a hearing before this Court (the “Hearing”); and appropriate and timely notice of the filing of the Motion and the Hearing  having been given; and no other or further notice being necessary or required; and this Court having determined for the reasons set forth in the Court’s bench decision of June 14, 2018 that the legal and factual bases set forth in the Motion and all other pleadings and papers in this case establish just cause to grant the relief ordered herein, and after due deliberation therefor;

THIS COURT HEREBY FINDS AND DETERMINES THAT:

A.                  The findings and conclusions set forth herein constitute this Court’s findings of fact and conclusions of law pursuant to Rule 7052 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions  of  law constitute findings of fact, they are adopted as such.

B.                   This Court has jurisdiction to consider this matter and enter this Order pursuant to 28 U.S.C. §§ 157 and 1334 and the Amended Standing Order of Reference dated

January 31, 2012, Reference M-431, In re Standing Order of Reference Re: Title 11, 12 Misc.

00032 (S.D.N.Y. Jan. 31, 2012) (Preska, C.J.). This is a core proceeding pursuant to 28 U.S.C. § 157(b)(1) and (2)(P). Venue for this proceeding is proper before this Court pursuant to 28

U.S.C. § 1410.

C.                   The Petitioner has standing to make the Motion pursuant to sections 105, 1145, 1507, 1509, 1521, and 1525 of 11 U.S.C. §§ 101 et seq. (as amended, the “Bankruptcy Code”).

D.                  The Petitioner and the Chapter 15 Debtors, as applicable, are entitled to  the relief granted hereby.

E.                   The Petitioner and the Chapter 15 Debtors, as applicable, are entitled to  the Court’s cooperation under section 1525(a) of the Bankruptcy Code in implementing the RJ Plan in the form of relief granted by this Order on the terms provided herein. The terms of the RJ Plan, and the process for solicitation of votes on and confirmation of the RJ Plan, in each case before the Brazilian RJ Court, provided creditors and parties in interest with appropriate due process and were not manifestly contrary to U.S. public policy.

F.                   Each of (i) The Bank of New York Mellon (“BNYM”), (A) in its capacity as the indenture trustee (the “Trustee”) under the indentures relating to the issuance of the U.S. Notes, and (B) in its capacity as the indenture trustee under the indenture relating to the issuance of the New Notes, and in its capacity as depositary for the ADSs representing the New Shares and the PTIF-Held Shares, and the ADWs representing the Warrants to be issued to certain of the Bondholders pursuant to the RJ Plan, (ii) D.F. King in its capacity as Election Tabulation  Agent, (iii) the Depository Trust Company (“DTC”) and a common depositary for Euroclear Bank S.A./N.V.  (“Euroclear”)  and  Clearstream  Banking,  société  anonyme  (“Clearstream”    and,

together with Euroclear, the “European Clearing Systems”), in their capacities as record holders of the U.S. Notes and holders of RJ Plan Securities, as authorized and empowered to act pursuant to the terms and conditions of the Qualified Recovery Settlement Procedure and the Non-Qualified Settlement Procedure (together, the Qualified Recovery Settlement Procedure and the Non-Qualified Settlement Procedure, the “Settlement Procedures”), (iv) the exchange agents, tabulation and acceptance agents, administrative agents and settlement agents used in the Settlement Procedures, (v) the custodian for the common shares represented by the ADSs and the Warrants represented by the ADWs (each of the parties in foregoing clauses (i) through (v), the “Directed Parties”), (vi) each Bondholder, solely in its capacity as a holder of Bonds, including the U.S. Notes, (vii) the Brazilian RJ Debtors and (viii) any other party authorized by the Brazilian RJ Debtors to implement the Settlement Procedures (each of the parties in foregoing clauses (i) through (viii), the “Authorized Parties”) have consented to, support, or otherwise have not opposed entry of this Order.

G.                  Absent the relief granted hereby, the Brazilian RJ Proceeding and the Brazilian RJ Debtors’ efforts to consummate the RJ Plan could be impeded by the actions of certain creditors and/or equity holders, a result that would be contrary to the purposes of Chapter 15 of the Bankruptcy Code as set forth, inter alia, in section 1501(a) of the Bankruptcy Code. If taken, such actions could threaten, frustrate, delay, and ultimately jeopardize the Brazilian RJ Proceeding and implementation of the RJ Plan, and, as a result, the Chapter 15 Debtors, their creditors and such other parties in interest would suffer irreparable harm for which there is no adequate remedy at law.

H.                  The relief granted hereby (i) is essential to the success of the Brazilian RJ Proceeding and the RJ Plan, (ii) is an integral element of the Brazilian RJ Proceeding and the  RJ

Plan and/or integral to their effectuation, and (iii) confers material benefits on, and is in the best interests of the Chapter 15 Debtors and their creditors, including without limitation the bondholders and other unsecured creditors.

I.                     Unless otherwise specified in the RJ Plan, and subject to the terms and conditions of, the RJ Plan and the December 19, 2017 backstop agreement (in the form in which it is valid and enforceable under the Brazilian Confirmation Order as a part of the RJ Plan, the “Backstop Agreement”), by and among the Oi Group and certain creditors of the Oi Group set forth therein, and the other documents contemplated by the RJ Plan and Backstop Agreement (collectively, and as modified or may be further modified by Brazilian law, the “RJ Plan Documents”), all claims against the Oi Group that were subject to the RJ Plan have been   deemed extinguished, discharged, cancelled or novated pursuant to Brazilian law, and all entities (as that term is defined in section 101(15) of the Bankruptcy Code) presently holding such  claims have been permanently enjoined from commencing or taking any action, suit or other proceeding to recover or offset any debt cancelled, discharged or restructured under the RJ Plan or as a result of the Brazilian law relating to the restructuring of the Chapter 15 Debtors.

J.                    The offer and sale (or deemed offer and sale) by the Oi Group of the RJ Plan Securities will be “under a plan” (within the meaning of such phrase as it is used in section 1145 of the Bankruptcy Code).

K.                  Each of the RJ Plan Securities will be offered and sold (or deemed to be offered and sold) by a Chapter 15 Debtor or by a Brazilian RJ Debtor that is an “affiliate participating in a joint plan” (within the meaning of such phrase as it is used in section 1145 of the Bankruptcy Code) with the Chapter 15 Debtors.

L.                   The RJ Plan Securities offered and sold (or deemed to be offered and sold) under the RJ Plan will be offered and sold (or deemed to be offered and sold) in exchange for pre-petition claims against the Chapter 15 Debtors and/or Brazilian RJ Debtors (as prepetition primary obligor or as guarantor, as the case may be).

M.                 The Warrants will be offered and sold (or deemed offered and sold) by the Oi Group in the manner specified in section 1145(a)(1) of the Bankruptcy Code.

N.                  The Warrant Shares to be offered and sold (or deemed offered and sold) upon any conversion of the Warrants in accordance with their terms, will be offered (or deemed offered) through a warrant that was sold in the manner specified in section 1145(a)(1) of the Bankruptcy Code and will be sold upon the exercise of a warrant that was sold in the manner specified in section 1145(a)(1) of the Bankruptcy Code.

O.                  To the extent that participations in the Non-Qualified Credit Agreement are deemed securities, such participations in the Non-Qualified Credit Agreement will be offered and sold (or deemed offered and sold) by the Oi Group in the manner specified in section 1145(a)(1) of the Bankruptcy Code.

P.                   To the extent that entitlements to the Default Recovery under the RJ Plan are deemed securities, such entitlements to the Default Recovery under the RJ Plan will be offered and sold (or deemed offered and sold) by the Oi Group in the manner specified in section 1145(a)(1) of the Bankruptcy Code.

Q.                  All terms, conditions and procedures set forth in the Amended and Restated Information and Election Solicitation Statement, dated February 14, 2018 (together  with the Exhibits attached thereto, the “Information Statement”), including, but not limited to, the  procedures  and  deadlines  with  respect  to the  Recovery  Elections  that  Bondholders were required to follow (such procedures, collectively, the “Bondholder Recovery Election Procedures”) were consistent with the RJ Plan and the authority provided to the Oi Group under Sections 11.1.1 and 13.10.1 of the RJ Plan.

R.                   The (1) Settlement Procedures used to distribute or issue debt and equity securities or other forms of recovery that Qualified Bondholders and Non-Qualified Bondholders are entitled to receive under the RJ Plan, which the Oi Group will establish in the Qualified Information Statement and the Non-Qualified Information Statement and any other related documentation distributed by the Oi Group in due course and (2) procedures to register entitlements to the Default Recovery which the Oi Group will establish in documentation to be distributed in due course (the “Default Recovery Procedures”) shall be subject to and  consistent with the RJ Plan, and will be established by Oi in furtherance of its authority under the RJ Plan.

S.                   The Oi Group disseminated or otherwise made available information to creditors of the Oi Group prior to the approval of the RJ Plan at the GCM, which information in the aggregate, constituted “adequate information” (as such term is defined in section 1125(a) of the Bankruptcy Code).

T.                   Under the facts and circumstances of these Chapter 15 Cases and the Brazilian RJ Proceeding, it is appropriate to exempt the offer and sale (or deemed offer and sale) of the RJ Plan Securities and the Warrant Shares, and as applicable, the offer and resale of the RJ Plan Securities and the Warrant Shares by the holders thereof, in each case, from the Registration Requirements pursuant to section 1145 of the Bankruptcy Code, except to the extent that any Bondholder is deemed to be an “underwriter” as defined in section 1145(b) of the Bankruptcy Code in respect of the RJ Plan Securities.

U.                  The relief sought by the Motion will not cause undue hardship or inconvenience to any party in interest and, to the extent that any hardship or inconvenience may result to such parties, it is outweighed by the benefits of the requested relief to the Chapter 15 Debtors, their estates and creditors.

V.                  The relief granted hereby is necessary to effectuate the purposes and objectives of Chapter 15 and to protect the Chapter 15 Debtors and the interests of their creditors and other parties in interest.

W.                 Appropriate notice of the filing of, and the Hearing on, the Motion was given, which notice is deemed adequate for all purposes, and no other or further notice need be given.

X.                  The relief granted hereby: (i) is necessary and appropriate in the interests of the public and international comity; (ii) is consistent with the public policy of the United States; (iii) is available and warranted pursuant to sections 105(a), 1145, 1507(a), 1521(a), and 1525(a) of the Bankruptcy Code; and (iv) will not cause the Chapter 15 Debtors’ creditors or other parties in interest any hardship that is not outweighed by the benefits of granting the relief herein.

For all of the foregoing reasons, and for the reasons stated by the Court on the record of the Hearing, and after due deliberation and sufficient cause appearing therefor, it is hereby

ORDERED, ADJUDGED, AND DECREED THAT:

1.                    The Motion is granted as provided herein.

2.                    The Brazilian Confirmation Order and the RJ Plan, subject to all terms, conditions and limitations set forth therein, are hereby recognized, granted comity, and given full force and effect within the territorial jurisdiction of the United States and for purposes of U.S. law with respect to each of the Chapter 15 Debtors.

3.                    The Directed Parties are directed, and the Authorized Parties are authorized, to take any and all reasonable and lawful actions necessary to give effect to and implement the RJ Plan at the instruction of the applicable Brazilian RJ Debtor, including cancelling the Bonds, including the U.S. Notes on the records of the DTC and the European Clearing Systems, as applicable, in accordance with the RJ Plan and the Settlement Procedures, and the Chapter 15 Debtors are directed to provide reasonable compensation to the Directed Parties for completion of such actions.

4.                    The Settlement Procedures, which the Oi Group will establish in the Qualified Information Statement and the Non-Qualified Information Statement and any other related documentation distributed by the Oi Group in accordance with the RJ Plan Documents, are binding on the Directed Parties; provided that the Settlement Procedures shall impose no obligations on BNYM that BNYM has not agreed to assume.

5.                    BNYM, in its capacity as Settlement Agent under the Qualified Recovery Settlement Procedure, is authorized to deliver the New Notes, the New Shares, the PTIF-Held Shares and the Warrants to the DTC for distribution in compliance with the procedures set forth in the Qualified Information Statement at the direction of D.F. King and to take all other actions reasonable and necessary to implement such distributions, all as provided in the RJ Plan.

6.                    The Directed Parties are exculpated and released from any liability for any action or inaction taken in furtherance of and/or in accordance with this Order, these Chapter 15 Cases, the RJ Plan, the Brazilian RJ Proceeding, the Brazilian Confirmation Order, the Bondholder Recovery Election Procedures or Settlement Procedures, including any claims in any way related to debts that have been extinguished, discharged, cancelled, restructured or   novated

under the RJ Plan or Brazilian Confirmation Order, except for any liability arising from any action or inaction constituting gross negligence, fraud or willful misconduct as determined by  this Court.

7.                    BNYM is entitled to receive (i) compensation from the Brazilian RJ Debtors for performing any act in implementing the RJ Plan as directed by this Order, including reimbursement for BNYM’s reasonable fees and expenses (including attorneys’ fees incurred in connection therewith), and (ii) reimbursement from the Brazilian RJ Debtors for all its  reasonable fees and expenses (including attorneys’ fees) that are incurred after June 20, 2016 to which it is entitled under or in connection with the indentures or the deposit agreements under which the ADSs and the ADWs are issued.

8.                    All notes, indentures, instruments, certificates, and other documents evidencing, related to or in respect of the U.S. Notes shall be deemed cancelled (1) on the third business day after the last to occur of the settlements described in the Settlement Procedures to settle the Qualified Recovery and Non-Qualified Recovery or (2) with respect to U.S. Notes not entitled under the Settlement Procedures to receive the Qualified Recovery or Non-Qualified Recovery, such later date (but in no event later than one year after the entry of this Order) as directed by the Brazilian RJ Debtors and agreed by BNYM to facilitate the Default Recovery Procedures, and the obligations of the Brazilian RJ Debtors under the U.S. Notes or in any way related thereto shall be discharged and deemed satisfied in full (provided, that all of the rights, remedies, protections, indemnities, privileges and protections in favor of the Trustee under such documentation shall survive any cancellation of the U.S. Notes or any related documentation).

9.                    Nothing in this Order shall limit the rights of BNYM to collect any of its fees and expenses from holders of the U.S. Notes or its lien on any payment made or consideration given with respect to the U.S. Notes.

10.                 Unless otherwise specified in the RJ Plan, and subject to the terms and conditions of the RJ Plan Documents and this Order, all persons and entities are enjoined and restrained from taking any action, including, without limitation, commencing or continuing any action or legal proceeding (including, without limitation, bringing suit in any court, arbitration, mediation, or any judicial or quasi-judicial, administrative or regulatory action, proceeding or process whatsoever), and including action by way of counterclaim, and from seeking discovery of any nature, with respect to claims based upon, concerning or relating in any way to the Bonds, including the U.S. Notes, or to the solicitation of and/or implementation of the RJ Plan, that would interfere with or impede the administration, implementation and/or consummation of the RJ Plan and/or the terms of this Order against the Chapter 15 Debtors or their property located within the territorial jurisdiction of the United States, the Petitioner, any Authorized Party, or any of their successors or assigns.

11.                 Nothing herein shall limit, prevent or otherwise prejudice any party to the Backstop Agreement from asserting any claim under, or putting forth any defense of, the Backstop Agreement, including, without limitation, arguing before any court of competent jurisdiction whether the Brazilian Confirmation Order (or any other Brazilian court order) has modified or excused any performance under the Backstop Agreement or defending against any such argument.

12.                 Unless otherwise specified in the RJ Plan, and subject to the terms and conditions of the RJ Plan Documents and this Order, all entities (as that term is defined in section

101(15) of the Bankruptcy Code) subject to this Court’s jurisdiction are permanently enjoined from commencing or taking any action, other than actions taken outside of the United States by Mr. Berkenbosch in his capacity as the Dutch court-appointed insolvency trustee of Coop, or actions in or in connection with the pending appeals of the Court’s December 4, 2017, December 26, 2017 and March 14, 2018 recognition-related opinions and orders, (i) that is in contravention or would interfere with or impede the administration, implementation, and/or consummation of the RJ Plan, the Brazilian Confirmation Order, or the terms of this Order or (ii) to obtain possession of, exercise control over, or assert claims or debts that have been extinguished, discharged, cancelled or novated under the RJ Plan or Brazilian Confirmation Order against the following: (A) the Chapter 15 Debtors and their affiliates, controlled companies, subsidiary companies, associated companies, associated entities, and other companies in the same group, and their respective shareholders, directors, counselors, investors, employees, attorneys,  advisors, agents, attorneys in fact, and representatives, including their predecessors and successors (the “Released Oi Group Parties”) (including with respect to claims based upon, concerning, or relating in any way to the offer, sale, resale, issuance, delivery or settlement of the RJ Plan Securities, the Warrant Shares, or the solicitation and implementation of the RJ Plan), (B)      certain non-debtors parties, namely, the Backstop Investors and their affiliates, subsidiaries, and other companies in the same corporate and economic group, their officers, directors,  minority shareholders, partners, employees and advisors and successors (collectively, the “Released Related Parties” and, together with the Released Oi Group Parties, the “Released Parties”), or (C) the Released Parties’ respective property, located within the territorial jurisdiction of the United States.

13.                 The Chapter 15 Debtors are authorized to use any property and to continue operating businesses, if any, within the territorial jurisdiction of the United States.

14.                 Pursuant to sections 1521(a)(7) and 1145 of the Bankruptcy Code, (i) the offer and sale (or deemed offer and sale) of the RJ Plan Securities under the RJ Plan and the resale of any RJ Plan Securities by the holders thereof, (ii) upon the exercise of the Warrants in accordance with their terms, the offer and sale (or deemed offer and sale) of the Warrant Shares under the RJ Plan, and the resale of the Warrant Shares by the holder of a Warrant following  such exercise, (iii) the offer and sale of participations in the Non-Qualified Credit Agreement (to the extent that such participations are deemed securities), and (iv) the offer and sale of entitlements to the Default Recovery under the RJ Plan (to the extent that such entitlements are deemed securities), in each case, are exempt from any applicable Registration Requirements pursuant to section 1145 of the Bankruptcy Code, except to the extent that any such holder is deemed to be an “underwriter” as defined in section 1145(b) of the Bankruptcy Code, in respect of the RJ Plan Securities.

15.                 No action taken by the Foreign Representative  in  preparing, disseminating, applying for, implementing or otherwise acting in furtherance of the RJ Plan, any order entered in respect of this Motion, these Chapter 15 Proceedings, any further order for additional relief in this Chapter 15 Proceedings, or any adversary proceedings or contested matters in connection therewith, shall be deemed to constitute a waiver of the immunity afforded the Foreign Representative pursuant to sections 306 and 1510 of the Bankruptcy Code.

16.                 If the RJ Plan is terminated pursuant to its terms or is no longer in effect under Brazilian law (including, without limitation, on account of an order that has the effect of rendering the RJ Plan void ab initio), and the RJ Plan remains terminated or no longer in effect under Brazilian law for a period of 60 days, (and provided that, for the avoidance of doubt, “termination” does not include completion or consummation of the RJ Plan occurring upon satisfaction of all obligations thereunder,) then this Order and all actions contemplated by this Order shall be null and void and of no force or effect, and the RJ Plan shall have no force or effect (and be deemed void ab initio to the extent rendered as such under Brazilian law) within the territorial jurisdiction of the United States; provided, however, that the relief provided in paragraphs 6, 7, 9, and 14 hereof will survive such termination.

17.                 Nothing in this Order shall limit, restrict, enjoin, modify or otherwise impair (other than by making the terms of the RJ Plan enforceable in the United States and for purposes of U.S. law) any rights or obligations under any of the RJ Plan Documents, including, but not limited to, Sections 11.4, 11.4.1, 11.4.2, 11.4.3, 11.4.4, 11.4.5, 11.4.6, 11.4.7 and 11.4.8 of the RJ Plan, and all actions permitted by Sections 11.4, 11.4.1, 11.4.2, 11.4.3, 11.4.4, 11.4.5, 11.4.6, 11.4.7 and 11.4.8 of the RJ Plan, are unaffected by this Order. For the avoidance of  doubt, nothing in this Order shall compel performance under the Backstop Agreement of any party thereto, and all of the rights of the parties to the Backstop Agreement as such are governed by the terms and conditions thereof and are unaffected by this Order.

18.                 Nothing herein shall restrict, limit, or enjoin (i) the commencement or continuation of any action, appeal, suit or other proceeding (including arbitration, mediation or any judicial, quasi-judicial, or administrative action, proceeding or process in any judicial, arbitral, administrative or other forum) to enforce any party’s rights or obligations under the RJ Plan Documents or under any securities issued pursuant to the RJ Plan Documents, (ii) the right to oppose in Brazil any past or future modifications made to the version of the RJ Plan approved by creditors at the GCM, (iii) the right to oppose in Brazil any past or future modifications to the

Backstop Agreement, (iv) any rights to enforce the terms and compel performance of the Backstop Agreement in the form entered into among the parties thereto, except for any claims seeking specific performance of or damages (provided, however, that damages do not include the right to be paid the Commitment Fee (as defined in the Backstop Agreement)) related to obligations not approved by the Brazilian Confirmation Order (for the avoidance of doubt, as it may be modified as a result of any appeals or motions for clarification or reconsideration thereof), (v) the right to enforce in the Netherlands the Dutch Composition Plans (if approved in the Dutch voting process and homologated by final orders of the Dutch Court for each of PTIF and Coop), (vi) the right to enforce the DIP loan made by the IBC to Coop’s Dutch Trustee, (vii) the performance of any act to collect, recover or offset any debt created under the RJ Plan Documents, or under any securities issued pursuant to the RJ Plan Documents, the Dutch Composition Plans, or the Backstop Agreement; or (viii) the prosecution of any judgment enforcing any party’s obligations under the RJ Plan Documents, or under any securities issued pursuant to the RJ Plan Documents, the Dutch Composition Plans, or the Backstop Agreement; and nothing herein shall waive any rights, privileges, conditions or remedies under the Backstop Agreement.

19.                 Nothing in this Order shall limit or impair the present or future rights of holders (or their agents) of RJ Plan Securities, ADSs, or ADWs, in each case as such.

20.                 Notwithstanding any provision in the Bankruptcy Rules to the contrary:

(a)               this Order shall be effective immediately and enforceable upon entry; (b) other than as expressly provided in this Order, the Petitioner is not subject to any stay of the implementation, enforcement, or realization of the relief granted in this Order; (c) the Petitioner is authorized and empowered, and may, in his discretion and without further delay, take any action and perform any act necessary to implement and effectuate the terms of the RJ Plan and this Order, including using or disposing of any of the Chapter 15 Debtors’ assets located in the territorial jurisdiction  of the United States.

21.                 A copy of this Order, confirmed to be true and correct, shall be served, within seven business days of entry of this Order, by facsimile, electronic mail, or overnight express delivery, upon all Notice Parties listed in the Motion and Exhibit B therein. Such service shall be good and sufficient service and adequate notice for all purposes.

22.                 This Court shall retain jurisdiction with respect to the effect, enforcement, amendment or modification of this order.

Dated:     June 15, 2018

New York, New York

/s/ Sean H. Lane

THE HONORABLE SEAN H. LANE UNITED STATES BANKRUPTCY JUDGE